INSU Acquisition Corp. II

2929 Arch Street, Suite 1703
Philadelphia, PA 19104-2870

August 31, 2020

VIA EDGAR

Erin E. Martin

Office of Real Estate & Construction

100 F Street, N. E.

Securities and Exchange Commission

Washington, D.C. 20549

Re:	INSU Acquisition Corp. II Registration Statement on Form S-1 Filed July 30, 2020, as amended File No. 333-240205

Dear Ms. Martin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, INSU Acquisition Corp. II (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00PM EDT on September 2, 2020, or as soon as practicable thereafter.

Very truly yours,

/s/ Joseph W. Pooler, Jr.
Joseph W. Pooler, Jr. Chief Financial Officer and Treasurer

cc:	Ellenoff Grossman & Schole LLP Ledgewood, PC